UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No. ________)*

                          HYPERBARIC SYSTEMS
                           (Name of Issuer)

                      Common Stock, no par value
                    (Title of Class of Securities)

                              44913R104
                            (CUSIP Number)

                Harry Masuda, Chief Executive Officer

                         Hyperbaric Systems

              1127 Harker Avenue, Palo Alto, CA 94301
              Tel. (650) 323-0943     Fax (650) 327-8658

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           January 25, 2000

      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44913R104

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Harry Masuda


        2.      Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [    ]

                (b) [    ]


        3.      SEC Use Only


        4.      Source of Funds (See Instructions)                 PF, 00


        5.      Check if Disclosure of Legal Proceedings Is Required
                Pursuant to Items 2(d) or 2(e) [    ]


        6.      Citizenship or Place of Organization

                United States

                Number of
                Shares
                Beneficially
                Owned by
                Each
                Reporting
                Person With

        7.      Sole Voting Power                               1,191,800

        8.      Shared Voting Power                                     0

        9.      Sole Dispositive Power                          1,191,800

        10.     Shared Dispositive Power                                0

        11.     Aggregate Amount Beneficially
                Owned by Each Reporting Person                  1,191,800

        12.     Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)         [    ]

        13.     Percent of Class Represented by Amount in Row (11)   9.6%

        14.     Type of Reporting Person (See Instructions)            IN


ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, no par value
("Common Stock") of Hyperbaric Systems, a California corporation
("Issuer"). The principal executive offices of the Issuer are presently located at 1127 Harker Avenue, Palo Alto, California 94301.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is filed by Harry Masuda, Chief Executive Officer of the Issuer, whose business address is 1127 Harker Avenue, Palo Alto, California 94301. During the last five (5) years, Harry Masuda has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Harry Masuda has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Approximately 877,500 shares of the Issuer's common stock were acquired by Harry Masuda in February 1998 in consideration for services rendered in organizing and planning the initial business structure of the Issuer and for Mr. Masuda's overall business expertise and consultation. Mr. Masuda purchased 40,000 additional shares of common stock in July 1998 for aggregate consideration of $10,000. The remainder of the shares beneficially owned by Mr. Masuda consists primarily of warrants to purchase an aggregate of 260,000 shares of common stock; these warrants were issued in cancellation of debt owed to Mr. Masuda by the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transactions herein reported was the formation of the Issuer and the initiation of its business operations. Otherwise, Harry Masuda has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        a)      1,191,800 shares are beneficially owned by Harry
                Masuda. These shares constitute 9.6% of the shares of common stock currently issued and outstanding.

        b) Harry Masuda has the sole power to vote and to dispose of all of the shares beneficially owned.

        c)      None.

        d)      None.

        e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Issuer and Harry Masuda have entered into that certain Warrant Agreement dated July 5, 2001 with respect to the warrants to purchase an aggregate of 260,000 shares of the Issuer's common stock. Except for such Warrant Agreement, Harry Masuda is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT INDEX

     EXHIBIT NO.   CONTENT
     -----------   ----------

        3.1 Stock Purchase Agreement for Founders (Common Stock) Dated February 26, 1998 (incorporated herein by reference to Exhibit 3.1 of the Issuer's Registration Statement on Form 10-SB filed December 8, 1999).

        4.1 Warrant Agreement dated July 5, 2001, by and between the Issuer and Harry Masuda.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 2002

  /s/ Harry Masuda
------------------
      Harry Masuda